UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PHH Corporation Employee Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

Description	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	4
Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE:
Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	11

SIGNATURES	12

EX-23-1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23.1: CONSENT OF DELOITTE & TOUCHE LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PHH Corporation Employee Benefits Committee and Participants of the PHH Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PHH Corporation Employee Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the Plan’s financial statements, during 2006 the Plan changed its method of accounting for fully benefit-responsive investment contracts to conform to FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

As discussed in Note 8 to the Plan’s financial statements, on March 15, 2007, PHH Corporation, the Plan’s Sponsor entered into a Merger Agreement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
July 13, 2007

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

ASSETS:
Cash and cash equivalents	$290,598	$1,356,906
Participant-directed investments, at fair value	227,829,713	192,465,286
Receivables:
Participant contributions	754,525	499
Employer contributions	547,245	—
Interest and dividends	12,674	6,133

Total receivables	1,314,444	6,632

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	229,434,755	193,828,824
Adjustment from fair value to contract value for fully benefit responsive investment contracts	631,313	535,000

NET ASSETS AVAILABLE FOR BENEFITS	$230,066,068	$194,363,824

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2006	2005

ADDITIONS TO NET ASSETS:
Contributions:
Participant	$17,486,295	$22,821,066
Employer	11,606,440	15,222,763
Rollovers	939,005	1,234,267

Total contributions	30,031,740	39,278,096

Net investment income:
Interest and dividends	10,484,641	7,300,287
Net appreciation in fair value of investments	12,242,378	3,018,393

Net investment income	22,727,019	10,318,680

Assets transferred in from the Cendant Corporation Employee Savings Plan and the First Fleet Corporation Employee Savings Plan	—	201,412,101

Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	1,331,849	—

Total additions	54,090,608	251,008,877

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	17,441,478	11,778,846
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	929,781	44,849,302
Administrative expenses	17,105	16,905

Total deductions	18,388,364	56,645,053

NET INCREASE IN NET ASSETS	35,702,244	194,363,824
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	194,363,824	—

END OF YEAR	$230,066,068	$194,363,824

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the PHH Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the Plan sponsor, PHH Corporation (the “Company,” “PHH” or the “Plan Sponsor”) (NYSE: PHH), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company’s Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

As of January 1, 2005, PHH was a wholly owned subsidiary of Cendant Corporation. During 2006, Cendant Corporation changed its name to Avis Budget Group, Inc.; however, within these Notes to Financial Statements, PHH’s former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as “Cendant.” On February 1, 2005, PHH began operating as an independent, publicly traded company pursuant to a spin-off from Cendant (the “Spin-Off”). Prior to the Spin-Off, Cendant sponsored defined contribution savings plans that provided certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Plan was formed effective January 1, 2005 for the Company’s employees who would continue to be the Company’s employees after the Spin-Off. Accordingly, during 2005, the Plan received a transfer of net assets of approximately $200.4 million from the Cendant Corporation Employee Savings Plan representing account balances of the Company’s employees. In addition, the First Fleet Corporation Retirement Plan merged into the Plan as of January 1, 2005. During 2005, the Plan received a transfer of net assets of approximately $1.0 million from the First Fleet Corporation Retirement Plan representing account balances of First Fleet Corporation employees.

During 2005, the Company transferred employees to its 50.1% owned joint venture with Realogy Corporation (“Realogy”), PHH Home Loans, LLC (“Home Loans”). Accordingly, in the fourth quarter of 2005, the Plan transferred approximately $44.8 million of assets from the Plan to the PHH Home Loans, LLC Employee Savings Plan (the “Home Loans Plan”) representing account balances of Home Loans employees.

On March 1, 2006, the Trustee and all eligible Plan participants were instructed to suspend all further purchases of Company common stock within the Plan until the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. On November 9, 2006, all eligible Plan participants were notified that the suspension of purchases of Company common stock within the Plan had been extended until the Company became a current filer with the Securities and Exchange Commission (“SEC”). Refer to the Company’s Current Reports on Form 8-K filed with the SEC on March 1, 2006 and November 9, 2006, which provide further details of these blackout periods. Notwithstanding the instructions having been given, the Company and the Plan Administrator recently became aware that there were purchases of Company common stock within the Plan during the blackout periods by certain Plan participants. The Company evaluated these purchases and determined that they will not result in any impact on the financial statements of the Plan. On June 29, 2007, the Company continued the blackout period. See Note 8, “Subsequent Events” for details regarding this additional extension.

The following is a summary of certain Plan provisions:

Eligibility.  Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.

Participant Contributions.  Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,000 for 2006. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

contribution of $20,000 for 2006. Participants may change their investment allocations between funds on a daily basis.

Employer Contributions.  The Company makes matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company.

Rollovers.  All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments.  Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting Schedule.  At any time, participants are 100% vested in their participant, employer and rollover contributions.

Loan Provision.  Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts.  A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants.  Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000 (excluding any rollover contributions and related earnings thereon), the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $110,903 and $108,150 at December 31, 2006 and 2005, respectively.

Transfers.  Home Loans sponsors the Home Loans Plan for its eligible employees. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.

Administrative Expenses.  Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During 2006 and 2005, all administrative expenses recorded by the

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Plan were loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.

2.	Summary of Significant Accounting Policies

Basis of Accounting.  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance.  The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of Net assets available for benefits at December 31, 2006 and 2005.

Cash and Cash Equivalents.  The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition.  The Plan’s investments and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. The Plan’s investments in common/collective trusts consist of funds that invest primarily in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. The Plan’s investments in these common/collective trusts are valued at fair value of the underlying investments and then adjusted to contract values. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Net Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006 and 2005 and realized gains and losses on investments sold during the years then ended.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan invests in various securities including mutual funds, common/collective trusts and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.

Payment of Benefits.  Benefits to participants are recorded upon distribution.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2006		2005

Merrill Lynch Retirement Preservation Trust(1)	$32,595,665		$29,187,218
ING International Value Fund	19,707,076		13,321,741
Oppenheimer Capital Appreciation Fund	19,194,612		16,581,081
Davis New York Venture Fund	18,198,435		13,465,570
Pimco Total Return Fund	17,552,439		15,176,334
Oppenheimer Developing Markets Fund	14,442,729		10,037,162
Merrill Lynch Equity Index Trust XII(1)	14,433,809		12,144,447
Harbor Small Cap Value Fund	13,694,264		13,028,184
Allianz OCC Renaissance Fund	17	(2)	9,958,429
MFS Mid Cap Growth Fund	9	(2)	9,743,724
Cendant Corporation common stock(1)	—	(2)	10,724,935

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

(2)	Less than 5% of net assets available for benefits as of December 31, 2006, but included for comparative purposes.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2006	2005

Mutual funds	$10,336,516	$6,403,006
Common/collective trusts	2,639,770	186,266
Common stocks(1)	(733,908)	(3,570,879)

	$12,242,378	$3,018,393

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

4.	Federal Income Tax Status

The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to recent administrative changes regarding the timing of the application of IRS plan determination letters, the Plan is not yet required to apply for, nor has it received, a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.

5.	Exempt Party-in-Interest Transactions

A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Additionally, the Plan’s investments included the following common stock of the Company and its former affiliates:

	December 31,
	2006		2005
	Shares	Cost Basis	Shares	Cost Basis

PHH Corporation common stock	66,371	$1,853,322	73,957	$1,636,657
Avis Budget Group, Inc. common stock	47,339	3,524,568	—	—
Realogy Corporation common stock	117,890	1,526,541	—	—
Wyndham Worldwide Corporation common stock	95,358	1,610,609	—	—
Cendant Corporation common stock	—	—	621,735	9,043,220

The Plan recorded the following activity in Net investment income for the above common stock investments:

	Year Ended December 31,
	2006		2005
	Net		Net
	Appreciation		Appreciation
	(Depreciation)	Dividend	(Depreciation)	Dividend
	in Fair Value	Income	in Fair Value	Income

PHH Corporation common stock	$42,204	$—	$299,067	$—
Avis Budget Group, Inc. common stock	(2,829,551)	—	—	—
Realogy Corporation common stock	2,302,808	—	—	—
Wyndham Worldwide Corporation common stock	1,638,962	—	—	—
Cendant Corporation common stock	(1,888,331)	65,410	(3,869,946)	299,221

PHH Corporation is the sponsoring employer of the Plan and Cendant is the former parent of PHH Corporation. Effective July 31, 2006, Cendant spun-off its real estate services division, Realogy, and hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Realogy and Wyndham subsidiaries to Cendant stockholders of record as of July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc., effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). These transactions qualify as exempt party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as presented in these financial statements to the balance per Form 5500 as of and for the year ended December 31, 2006:

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$230,066,068
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(631,313)

Net assets available for benefits per the Form 5500, at fair value	$229,434,755

Statement of changes in net assets available for benefits:
Net increase in net assets per the financial statements	$35,702,244
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(631,313)
Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	(1,331,849)
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	929,781

Net income per Form 5500	$34,668,863

8.	Subsequent Events

On March 15, 2007, the Company entered into a definitive agreement (the “Merger Agreement”) with General Electric Capital Corporation (“GE”) and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (the “Merger”). In conjunction with the Merger, GE entered into an agreement to sell the mortgage operations of the Company (“Mortgage Sale”) to an affiliate of The Blackstone Group, a global investment and advisory firm. On March 14, 2007, prior to the execution of the Merger Agreement, the Company entered into an amendment to the Rights Agreement, originally dated as of January 28, 2005 and between the Company and The Bank of New York (the “Rights Agreement”). The amendment revises certain terms of the Rights Agreement to render it inapplicable to the Merger and the other transactions contemplated by the Merger Agreement. The Merger is subject to approval by the Company’s stockholders and state licensing and other regulatory approvals, as well as various other closing conditions. Under the terms of the Merger Agreement, at closing, the Company’s stockholders will receive $31.50 per share in cash and shares of the Company’s common stock will no longer be listed on the NYSE. The Merger Agreement contains certain restrictions on the Company’s ability to incur new indebtedness and to pay dividends on its common stock as well as on the payment of intercompany dividends by certain of its subsidiaries without the prior written consent of GE. Upon the close date of the Merger and Mortgage Sale, PHH Mortgage Corporation or an affiliate thereof (“PHH Mortgage”) will assume sponsorship of the Plan. PHH Mortgage will cease contributions to active employees of the Company’s fleet leasing operations. The delegation of the fiduciary responsibility for the management of the Plan will be transferred from the Company to PHH Mortgage.

On March 30, 2007, Realogy announced the approval of the acquisition of it by an affiliate of Apollo Management VI, L.P., which closed on April 10, 2007, and shares of Realogy ceased trading on the NYSE. Plan participants holding shares of Realogy stock received $30 in cash per share of common stock held, which, in turn, was deposited in the participants’ accounts in the Merrill Lynch Retirement Preservation Trust investment.

On June 29, 2007, the Company further extended the blackout period to restrict the purchase of Company common stock as previously requested of the Plan Administrator and eligible Plan participants on March 1, 2006 and November 9, 2006. See Note 1, “Description of the Plan” for discussion of restrictions. The blackout period will terminate upon the earlier of the effective date of the Merger Agreement or December 31, 2007. Refer to the Company’s Current Report on Form 8-K filed on July 2, 2007, which provides further details of the extended blackout period restrictions.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

		Number of
		Shares,
Identity of Issue, Borrower, Current	Description of	Units or
Lessor or Similar Party	Investment	Par Value	Cost(1)	Current Value

PHH Corporation Common Stock(2)	Common stock	66,371		$1,916,141
Avis Budget Group, Inc. Common Stock(2)	Common stock	47,339		1,026,784
Realogy Corporation Common Stock(2)	Common stock	117,890		3,574,431
Wyndham Worldwide Corporation Common Stock(2)	Common stock	95,358		3,053,370
Merrill Lynch Retirement Preservation Trust(2)	Common/collective trust	33,226,978		32,595,665
Merrill Lynch Equity Index Trust XII(2)	Common/collective trust	865,336		14,433,809
Oppenheimer OFTIC International Growth Fund	Common/collective trust	259,852		3,734,079
Vanguard Explorer Fund	Mutual fund	56,563		3,933,419
The Oakmark Equity and Income Fund	Mutual fund	285,123		7,378,990
Allianz OCC Renaissance Fund	Mutual fund	1		17
Pioneer Mid-Cap Value Fund	Mutual fund	456,854		10,822,863
American Growth Fund of America	Mutual fund	4,288		140,908
Lord Abbett Bond Debenture Fund	Mutual fund	217,887		1,743,099
DWS RReef Real Estate Securities Fund	Mutual fund	232,464		6,167,279
ING International Value Fund	Mutual fund	957,584		19,707,076
Goldman Sachs Growth Opportunities Fund	Mutual fund	454,563		10,204,948
Harbor Small Cap Value Fund	Mutual fund	638,725		13,694,264
Oppenheimer Quest Balanced Fund	Mutual fund	137,304		2,585,427
Oppenheimer Capital Appreciation Fund	Mutual fund	404,950		19,194,612
Allianz CCM Capital Appreciation Fund	Mutual fund	185,667		3,583,376
MFS Mid Cap Growth Fund	Mutual fund	1		9
MFS Value Fund Class R5	Mutual fund	205,546		5,504,524
Pimco Total Return Fund	Mutual fund	1,690,986		17,552,439
Davis New York Venture Fund	Mutual fund	467,226		18,198,435
Oppenheimer Developing Markets Fund	Mutual fund	350,467		14,442,729
MFS Massachusetts Investors Growth Stock R5	Mutual fund	409,821		5,684,210
Loans to participants(3)				6,956,810
Cash and cash equivalents				290,598

Total				$228,120,311

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range principally from January 2007 to November 2021. Interest rates range from 5.0% to 10.5%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Corporation Employee Savings Plan

By:	/s/ Clair M. Raubenstine
Name: Clair M. Raubenstine
Title: Member, Employee Benefits Committee

Date: July 16, 2007